Exhibit 99.2

EXECUTION VERSION

DRAGONWAVE INC.

as the Corporation

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

FIRST SUPPLEMENTAL WARRANT INDENTURE TO THE

WARRANT INDENTURE DATED AS OF AUGUST 1, 2014

Dated as of September 4, 2014

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE TO THE WARRANT INDENTURE DATED AS OF AUGUST 1, 2014 is made as of September 4, 2014

BETWEEN:

DRAGONWAVE INC., a corporation incorporated under the laws of Canada (the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”)

WHEREAS:

A.                     The Corporation and the Warrant Agent have entered into a warrant indenture dated as of August 1, 2014 (the “Indenture”);

B.                     This first supplemental warrant indenture to the Indenture (the “First Supplement”) is entered into for the purpose of correcting any ambiguity in the provisions of the Indenture in respect of Warrants whose ownership is evidenced by a direct registration system statement in accordance with Section 12.1(2) of the Indenture;

C.                     The following recital is a representation and statement of fact by the Corporation and not the Warrant Agent; and

D.                     The amendments in no way prejudice any of the rights of the Holders;

NOW THEREFORE, the parties hereto agree as set forth below:

ARTICLE 1
INTERPRETATION

Section 1.1                                   To Be Read with Indenture

This First Supplement is a “supplemental indenture” as that term is used in the Indenture. The Indenture and the First Supplemental Warrant Indenture shall be read together and shall have effect as though all of the provisions of both indentures were contained in one instrument.

Section 1.2                                   Definitions

In this First Supplement, the following expressions have the following meanings. Capitalized terms not otherwise defined in the First Supplement have the meaning given in the Indenture:

“First Supplemental Warrant Indenture” has the meaning set forth in the preambles; and

“Indenture” has the meaning set forth in the preambles to this First Supplement.

ARTICLE 2
AMENDMENTS TO THE INDENTURE

Section 2.1                                   Amendments

(1)                                 The following definition is hereby included in Section 1.1 of the Indenture:

““DRS Statement” means a direct registration system statement of the Warrant Agent evidencing the number of Warrants held by a Holder, which statement shall append an Exercise Form and a transfer form;”

(2)                                 The definition of “Warrant Certificate” contained in Section 1.1 of the Indenture is deleted in its entirety and is replaced with the following definition:

““Warrant Certificate” means a certificate, substantially in the form set forth in Schedule “A” hereto, to evidence those Certificated Warrants, and where the context requires, includes a DRS Statement;”

(3)                                 Section 2.7(1) of the Indenture is hereby amended by adding the following immediately after the last sentence of such section:

“Notwithstanding anything in the foregoing to the contrary, a Holder of Warrants represented by a DRS Statement shall not be required to surrender a DRS Statement in connection with the transfer of Warrants, but shall be required to deliver to the Warrant Agent a duly completed and signed transfer form (the form of which shall be appended to the DRS Statement).”

(4)                                 Section 2.8(1) of the Indenture is hereby amended by replacing the first appearance of the term “Certificated Warrants” with the term “Warrant Certificates”; and

(5)                                 Article 3 of the Indenture is hereby amended by adding a new Section 3.2(7) to read as follows:

“Subject always to the provisions of this Article 3 and compliance by both the Corporation and the Holder with applicable law, the Holder of any Warrant represented by a DRS Statement may exercise the right thereby conferred on him to acquire one Common Share (subject to adjustment pursuant to Article 4) in respect of each Warrant held by delivering to the Warrant Agent at the Warrant Agency (i) the Exercise Form duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent, acting reasonably; and (ii) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to the Exercise Price (subject to adjustment pursuant to Article 4) multiplied by the number of Common Shares subscribed for pursuant to such Exercise Form.  A duly completed and executed Exercise Form and payment of the applicable Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at the Warrant Agency.”

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ARTICLE 3
MISCELLANEOUS

Section 3.1                                   Acceptance of Trust

The Warrant Agent accepts the trusts in this First Supplement declared and provided for and agrees to perform the same upon the terms and conditions set out in this First Supplement and the Indenture and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who will from time to time be Holders, subject to all the terms and conditions set forth in this First Supplement.

Section 3.2                                   Confirmation of Indenture

The Indenture as amended and supplemented by this First Supplement is in all respects confirmed.

Section 3.3                                   Counterparts

This First Supplement may be executed in several counterparts, by original, facsimile, PDF or other electronic signature, each of which when so executed is deemed to be an original and such counterparts together constitute one and the same instrument and notwithstanding their date of execution they are deemed to be dated as of the date of this First Supplement.

(Signatures on following page)

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IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

DRAGONWAVE INC.
By:	(Signed) “Russell Frederick”
Name: Russell Frederick
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	(Signed) “Lisa M. Kudo”
Authorized Signing Officer

By:	(Signed) “Shelley Bloomberg”
Authorized Signing Officer